EXPENSE LIMITATION AGREEMENT

February 9, 2016

Oppenheimer SteelPath MLP Funds Trust

2100 McKinney Avenue, Suite 1401

Dallas, Texas 75201

Dear Ladies and Gentlemen:

As investment adviser to the Oppenheimer SteelPath MLP Funds Trust (“Trust”), OFI SteelPath, Inc. (“OFI SteelPath”), agrees to waive its fees and/or reimburse expenses of the separate series of the Trust (each, a “Fund”) and their respective classes of shares (each, a “Class”) to the extent that the annualized operating expenses of that Fund or Class exceed the limitations (“Expense Limitations”) and until the period-end date set forth in Attachment A (“Agreement”). The determination as to whether OFI SteelPath may waive its fees and/or reimburse expenses is made for each Fund or Class on a Fund-by-Fund or a Class-by-Class basis, as applicable. For purposes of this Agreement, annual operating expenses shall not include interest expenses, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales and extraordinary expenses, such as litigation expenses.

For a period not to exceed three (3) years from the date OFI SteelPath waives a fee or pays an expense hereunder, OFI SteelPath may, in its discretion, recover such fee or expense from the Fund or Class to the extent that total annual operating expenses for the Fund or Class on the date of recovery do not exceed the expense limitations set forth in Attachment A for the Fund or Class. The determination as to whether OFI SteelPath may recover fees waived and/or expenses reimbursed is made for each Fund or Class on a Fund-by-Fund or a Class-by-Class basis, as applicable.

OFI SteelPath agrees that it shall look only to the assets of the Fund or Class, as applicable, for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Trust shall be personally liable for performance by the Fund or Class under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by OFI SteelPath, this Agreement may be amended or terminated by the Trust’s Board of Trustees without the approval of Trust shareholders.

Very truly yours,

OFI STEELPATH, INC.

By: /s/ Cynthia Lo Bessette

Name: Cynthia Lo Bessette
Title: Chief Legal Officer

OPPENHEIMER STEELPATH MLP FUNDS TRUST

By:	/s/ Taylor V. Edwards

Name:	Taylor V. Edwards
Title:	Assistant Secretary

Attachment A

Expense Limitations

(as a percent of average daily net assets)

						Expense
						Limitation
	Class A	Class C	Class I	Class Y	Class W	Period Ends

Oppenheimer SteelPath MLP Select 40 Fund	1.10%	1.85%	N/A	0.85%	0.85%	3/30/17

Oppenheimer SteelPath MLP Alpha Fund	1.50%	2.25%	N/A	1.25%		3/30/17

Oppenheimer SteelPath MLP Income Fund	1.35%	2.10%	N/A	1.10%		3/30/17

Oppenheimer SteelPath MLP Alpha Plus Fund	2.00%	2.75%	N/A	1.75%		3/30/17

Dated as of: February 9, 2016